FRANK J. HARITON ATTORNEY - AT - LAW

1065 Dobbs Ferry Road  White Plains, New York 10607 (Tel) (914) 674-4373 (Fax) (914) 693-2963 (e-mail) hariton@sprynet.com

March 23, 2016

Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re :

China Shouguan Mining Corp.

Form 10-K for the Year Ended December 31, 2014

File d April 14, 2015

File No. 000-54432

Dear Ms. Jenkins:

On March 10, 2016, the above registrant filed amendment number one to the above report.  The amendment was filed in response to a staff comment letter, dated November 5, 2015.  The numbered paragraphs below correspond to the numbered paragraphs in the November 5, 2015 letter and constitute the registrant’s response thereto.

1.

We confirm that management’s conclusions were at the end of the period covered by the report and at the end of any subsequent interim report.  We have removed the “T” in the body of the report.  In the Form 10-K for the year ended December 31, 2015, it will be removed from the index as well.

2.

The auditor’s consent was filed with the amendment.

Should you have any further questions, do not hesitate to contact me.

In addition, the registrant acknowledges that:

• the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton